UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 19, 2011
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on April 19, 2011, entitled "Notifiable trading”.

Notifiable trading

The shares purchased by DnB NOR on behalf of Statoil (OSE:STL, NYSE:STO) on 15 April 2011 for use in the group's share saving plan have on 19 April 2011 been distributed to the employees in accordance with their savings amount. Following this, the share saving plan has 5,923,390 shares.

As participants in the share saving plan, the primary insiders below have been allocated shares at an average price of NOK 143.71.

Name	Purchased	New share holding
Adams, Robert	301	5175
Bjørn, Benedikte	46	718
Dodson, Timothy	240	10857
Gjærum, Reidar	245	12272
Iversen, Einar Arne	82	3292
Knight, John Nicholas	587	26767
Lund, Helge	143	41348
Mellbye, Peter	310	20326
Michelsen, Øystein	351	13467
Nilsen, Geir	250*	1325
Reitan, Torgrim	224	11625
Skeie, Svein	243	9268
Svaan, Morten	101	2023
Thomsen, Kåre	234	11720
Torstensen, Siv Helen Rygh	118	1553
Øvrum, Margareth	389	20494

*173 of the 250 shares are bonus shares allocated in accordance with participation in the share saving plan in 2008, for a price of NOK 151.00 per share.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: April 19, 2011	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer